

December 1, 2011

<u>Via E-mail</u>
Mr. Xin Li
Chief Executive Officer
SGB International Holdings, Inc.
Jinhuai Middle Street
Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300

> **Re: SGB International Holdings, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed November 23, 2011**
> **File No. 000-53490**

Dear Mr. Li:

        We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Regulatory Overview, page 20</u>

<u>Notice Concerning Foreign Exchange Controls on Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, page 29</u>

1. We note your response to comment 4 from our letter dated November 3, 2011 regarding your disclosure on page 29 that, "[w]e have also been advised by our Chinese legal counsel that the reverse acquisition of SGB International Holdings Inc. by Dragon International Resources Group Co., Limited complied with the PRC Mineral Resources Laws and was not subject to any restrictions by the Ministry of Commerce of China, or MOFCOM, and the State Administration for Industry and Commerce of China, or SAIC." Please disclose what provisions of the PRC Mineral Resources Laws would have applied to the reverse acquisition.   Disclose why you believe that your Chinese legal

counsel opined that the reverse acquisition complied with PRC Mineral Resources Laws. In your explanation of how you are interpreting the legal opinion from your Chinese legal counsel, disclose that counsel never mentioned in its legal opinion the PRC Mineral Resources Law, although it did specifically mention the "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors," Circular 75, MOFCOM and SAIC.

Risk Factors, page 30

2. We note your revised disclosure on page 28 regarding the effective VAT rate imposed on your company by the local Coal Management Authority, which is substantially less than the general VAT rate. Include risk factor disclosure addressing the risk that the local Coal Management Authority has the authority to impose a materially higher VAT rate on your company in future periods. Also address this risk and uncertainty in your management's discussion and analysis.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clark Wilson LLP
        Attn: L.K. Larry Yen, Esq.